Exhibit 99.14

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

June 9, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,061,994

PROJECT VALUATIONS

Western Wind Energy Corp. (“Western Wind” or the “Company”) (TSX.V – “WND”) is pleased to provide the following additional information relating to the valuation news releases dated February 24 and May 27, 2011 for the Windstar, Kingman I, Mesa and Yabucoa assets:

Valuation Summary

(in millions $)	Windstar	Kingman I	Mesa	Yabucoa	Total
FMV	$358	$32	$25	$206	$624
Cash Grant	$99	$8	$-	$58	$166
Other assets	$25	$1	$-	$4	$30
Total assets	$482	$41	$25	$268	$820

Liabilities
Senior debt	($205)	($16)	($-)	($90)	($316)
Cash grant bridge	($55)	($4)	($-)	($45)	($104)
Other bridge	($15)	($4)	($-)	($176)	($35)
Total liabilities	($275)	($24)	($-)	($152)	($455)
Net Value to Equity US$	$207	$17	$25	$116	$365
Net Value to Equity C$	$203	$16	$24	$110	$353

Valuation Methodology Used by DAI Management Consultants, Inc. (“DAI”).

  The fair market value (FMV) , exclusive of the cash grant, was determined from a blend of the FMV as determined using the enterprise valuation income approach , also known as the free cash flows-to-equity approach, and the replacement cost;

  The total project values were determined by adding the US Federal cash grant to the FMV;

  The total Value of Equity was determined by adding the total project values to balance sheet assets such as debt service reserves and working capital and subtracting senior debt and construction bridge loans;

  Valuation figures are based on completion and assumes projects will be completed as planned;

  The US dollar equity valuations were translated to Canadian dollars using an exchange rate of US$1=C$.9832 for Phase I and US$1=C$.9691 for Phase II.

Risks

  Market conditions may change or the owner may not locate markets at the appraised values;

  This appraisal is not a guarantee of a sale price;

  DAI has not investigated as to the existence of any liens or encumbrances;

  DAI did not inspect the sites or the proposed equipment as a part of the valuation engagement and has relied upon the representations of the Independent Engineer as to the condition and operation of the Kingman and Windstar projects;

  This appraisal does not recognize or consider any improper use, effect, or disposal of any hazardous substance.

Key Assumptions, Hypothesis and Contingencies

General

  The projects are assumed to be built, placed into service, and operated as described by the project independent engineer or otherwise assumed by Western Wind.

  Proper maintenance practices to occur as described by the project independent engineer and required by the projects’ operation and maintenance agreements.

  No restrictions to be placed on the projects’ operations because of changes in environmental regulations or local government requirements beyond those considered explicitly in the valuation reports.

Project Specific

	Windstar	Kingman I	Mesa	Yabucoa
Project type and size	120MW wind	10MW wind, 0.5MW Solar	30 MW Wind	30MW Solar
Commercial operation date in valuation model	Dec 31, 2011	Dec 31, 2011	Existing operations	Dec 1, 2012
Remaining asset life	30 years	30 years	20 years (older assets)	30 years
Power Purchase Agreement (PPA)	Fixed price for years 1 to 20 via signed PPA and merchant prices thereafter	Fixed price for years 1 to 20 via signed PPA and merchant prices thereafter	Fixed price per CPUC MPR for years 1-20	Fixed price for years 1 to 20 via signed PPA and merchant prices thereafter

Land	Owned	Owned	27 year right of way	40 year lease
Tax incentives	30% cash grant and 100% bonus depreciation	30% cash grant and 100% bonus depreciation	None	30% cash grant, 50% bonus depreciation and 50% Puerto Rico investment tax credit
Source of key assumptions	Independent engineer	Independent engineer	Management	Management
Debt-to-capital ratio	54%	54%	35%	43%
Term of debt	20 years	20 years	15 years	20 years
Cost of debt	6.0%	6.0%	5.1%	6.0%
Discount rate on equity returns	Under PPA: 11.48% Merchant generator: 15.75%	Under PPA: 11.51% Merchant generator: 15.85%	Under PPA: 10.52% Merchant generator: NA	Under PPA: 10.96% Merchant generator: 14.74%
Weighting of income approach vs cost approach	75%	75%	100%	75%
Construction cost contingencies	5%	5%	NA	5%

PROJECT STATUS

Windstar

  Financing fully committed;

  65% of foundations are complete;

  Towers are being erected and 25% of the turbines have been delivered;

  Outstanding items are substations, turbine commissioning and transmission line interconnection.

Kingman

  Financing fully committed;

  All foundations completed and all wind turbines have been erected;

  Outstanding items are substation and solar panel installation and transmission line interconnection.

Mesa

  Has been operating under Western Wind’s ownership since 2006;

  Repower and expansion PPA’s and transmission under negotiation;

  Has obtained full approval by the BLM for the repower and expansion.

Yabucoa

  PPA and land lease signed;

  EPC contract under negotiation;

  Financing mandate letter signed with Rabobank;

  Additional outstanding items include executing a solar panel supply agreement, obtaining government approval for the Puerto Rico investment tax credit and constructing the project.

Western Wind Energy has filed with the TSX Venture Exchange as confidential filings, the Independent Engineers Report for Windstar, The Lenders Final Financial Pro Forma for Windstar and full copies of the valuation reports for Windstar, Kingman, Yabucoa and Mesa.

The valuation listed the COD for Kingman as December 31, 2011 but the contracted and expected COD is July 27, 2011. All turbines at Kingman have been fully erected.

About DAI Management Consultants , Inc.

Founded in 1987, DAI is a consulting firm specializing in valuation and risk management services for the power and energy infrastructure sectors. DAI provides a comprehensive suite of analytical services addressing the technical, regulatory, and economic issues that directly affect power and energy projects. DAI has provided appraisal and valuation services for numerous power projects, including some of the largest existing and proposed renewable energy projects in the U.S. Clients of DAI have included the United States Internal Revenue Service, state and municipal government agencies, major public and private utilities, financial institutions and independent power producers.

DAI’s appraisals of Western Wind’s assets have been prepared under the direction of Steve Dean, ASA, P.E., DAI’s Managing Principal, who is certified by the American Society of Appraisers as an Accredited Senior Appraiser in the Public Utilities (Machinery and Technical Specialties) area. Over the past three years, Mr. Dean has provided appraisals for almost 3,000 MW of wind projects throughout the U.S. Steve Dean’s appraisal qualifications and experience can be found at: http://www.daimc.com/AppraisalQualificationsPackage.pdf.

About Western Wind

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of net rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.